UNITED STATES
SECURITIES AND EXCHANGE CO!
WASHINGTON, D.C. 20549

88007f
1299161

DIVISION OF
ARKET REGULATION

June 18, 2004

Act	Securities Exchange Act of 1934
Section	10(a)
Rule	10a-1
Public Availability	June 18, 2004

04039203

Andre E. Owens, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037

Re: Rule 10a-1; Exemptive Relief Under Short Sale Rule

Dear Mr. Owens:

In your letter dated June 18, 2004, as supplemented by telephone conversations with the staff, you request on behalf of ITG, Inc., a registered broker-dealer, a modified exemption from Rule 10a-1 under the Securities Exchange Act of 1934 ("Exchange Act") for transactions executed through ITG's Portfolio System for Institutional Trading ("POSIT").

This is to confirm that the Commission has revised ITG's current exemptive relief from Rule 10a-1 to apply to short sale transactions effected during the new match times occurring at 10:15 and 10:45 a.m., subject to the same conditions as set forth in the prior exemption letter. This exemption is based solely on the representations and facts as presented in your letter of June 18, 2004, and is strictly limited to the application of this rule to the proposed transactions and the operation of the POSIT system as described in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts and representations. The exemption granted herein is subject to modification or revocation if at any time the Commission or the Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with ITG, Inc. and with participants effecting transactions on POSIT. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

Larry E. Bergmann
Senior Associate Director

WILMER CUTLER PICKERING
HALE AND DORR LLP

Andre E. Owens

2445 M STREET NW
WASHINGTON, DC 20037
+1 202 663 6350
+1 202 663 6363 fax
andre.owens@wilmerhale.com

June 17, 2004

Via Messenger

Mr. Larry E. Bergmann
Senior Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1001

Re: Rule 10a-1; Exemptive Relief Under Short Sale Rule

Dear Mr. Bergmann:

On behalf of ITG Inc. ("ITG"), a registered broker-dealer, we hereby request that the Securities and Exchange Commission ("SEC" or "Commission") grant a modified exemption from Rule 10a-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), pursuant to the Commission's authority under Rule 10a-1(f) of the Exchange Act. On April 23, 2003, the Commission granted an exemption from Rule 10a-1, on a one-year pilot basis, for certain transactions executed through ITG's Portfolio System for Institutional Trading ("POSIT") during regular trading hours (between 9:30 a.m. and 4:00 p.m. (ET)) that are priced at the midpoint of the best bid-asked quotation for the security.[1] On April 14, 2004, the Commission extended the exemption from Rule 10a-1, subject to the same conditions as set forth in the prior letter, until April 23, 2005.[2]

The current exemptive relief applies to the 13 POSIT matches conducted during one-minute windows throughout the regular trading day: 9:45 a.m., 10:00 a.m., 10:30 a.m., 11:00 a.m., 11:30 a.m., 12:00 p.m., 12:30 p.m., 1:00 p.m., 1:30 p.m., 2:00 p.m., 2:30 p.m., 3:00 p.m., and 3:30 p.m. ITG now proposes to add matches at 10:15 and 10:45 a.m., and to delete the matches currently occurring at 12:30, 1:30, and 2:30 p.m. The amended match times are due to ITG clients' greater demand for liquidity during the morning trading hours. Accordingly, we respectfully request that the Commission revise ITG's current exemptive relief from Rule 10a-1

1 *See* Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Schiff Hardin & Waite (April 23, 2003).

2 *See* Letter from Larry E. Bergmann, Senior Associate Director, SEC, to Andre E. Owens, Wilmer, Cutler & Pickering, LLP (April 14, 2004).

to apply to short sale transactions effected during the new match times occurring at 10:15 and 10:45 a.m. ITG will conduct all matches occurring during regular trading hours, including the new matches, in accordance with the conditions set forth in the Commission's April 14, 2004 exemptive letter.

If you have any questions or require further information, please do not hesitate to call me or P. Mats Goebels, ITG's General Counsel, at (212) 588-4000. Thank you for your attention to this request.

Very truly yours,

Andre E. Owens

cc: Kevin Campion, SEC
Peter Geraghty, Nasdaq
P. Mats Goebels, Managing Director and General Counsel, ITG
Jennifer A. Connors, Senior Vice President and Director of Compliance, ITG